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                              May 17, 2023

       David Armstrong
       General Counsel, Chief Compliance Officer and Secretary
       Cano Health, Inc.
       9725 NW 117th Avenue
       Miami, Florida 33178

                                                        Re: Cano Health, Inc.
                                                            PRER14A - Amendment
No. 2 to Preliminary Proxy Statement
                                                            Filed May 15, 2023
                                                            File No. 001-39289

       Dear David Armstrong:

              We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information and/or amending the filing. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

       General

   1. We note your response to prior comment number two in our correspondence dated May
                                                        10, 2023, regarding a
contemplated revision on the "first page" of the proxy statement.
                                                        While the Notice of
Annual Meeting has been amended to reflect an anticipated
                                                        distribution date of
the proxy statement, the Notice is not part of the proxy statement as codified at Rule
14a-101. For the avoidance of doubt, please confirm that the anticipated date of the proxy
statement's distribution will be printed on the page currently bearing page number one.
   2. We note your response to prior comment four in our correspondence dated May 10, 2023, acknowledging the
existence of a solicitation in opposition. Given that such counter solicitation is seeking
to have shareholders withhold authority for the registrant's director nominees, please
confirm, if true, that each of the nominees has consented to being named in the proxy statement
and to serve if elected. See Rule 14a-4(d)(1)(i).
 David Armstrong
Cano Health, Inc.
May 17, 2023
Page 2
3. Please revise the form of proxy to explicitly indicate in bold-face type that the proxy is being solicited on behalf of the registrant's board of directors. See Rule 14a-4(a)(1).
4. Please advise us why the form of proxy has not specified whether each of the matters upon which shareholders are being asked to vote have been proposed by the registrant.
       See Rule 14a-4(a)(3).
5. Please advise why the form of proxy does not state whether or not any matter is related to or conditioned on the approval of other matters. See Rule 14a-4(a)(3). We remind you that the registrant is responsible for the accuracy and adequacy of their
disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Nicholas Panos at 202-551-3266.



                                                              Sincerely,
FirstName LastNameDavid Armstrong
                                                              Division of
Corporation Finance
Comapany NameCano Health, Inc.
                                                              Office of Mergers
& Acquisitions
May 17, 2023 Page 2
cc:       Audrey S. Leigh
FirstName LastName